DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 12-25-02

DIVISION OF
CORPORATION FINANCE

03004520

January 9, 2003

PROCESSED
JAN 2 3 2003
THOMSON
FINANCIAL

Lindsey Briggs
4981 Tufts Street
Sacramento, CA 95841

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

Re: GenCorp Inc.
Reconsideration request dated December 25, 2002

Dear Ms. Briggs:

This is in response to your letter dated December 25, 2002 concerning a shareholder proposal submitted to GenCorp by Lindsey Briggs. On December 27, 2002, we issued our response expressing our informal view that GenCorp could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Christopher M. Kelly
Jones, Day, Reavis & Pogue
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Lindsey Briggs
4981 Tufts Street
Sacramento CA. 95841

Phone 916 331 0608
lindsey@alum.mit.edu
December 25, 2002

RECEIVED
2003 JAN -2 PM 3:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Reference:
1) Package transmitted by Jones, Day, Reavis & Pogue, under letter of transmittal dated December 5, 2002.
JP001407 315573 – 006001.

2) Rule 14a – 8. Shareholder Proposals.

Dear Ladies and Gentlemen:

Christopher M. Kelly sent the reference (1) letter requesting permission to exclude a shareholder proposal from the GenCorp (the Company) proxy statement to its 2003 Annual Meeting of Shareholders. As you have copies of the reference package, I will incorporate it by reference to minimize duplication of paperwork and reduce confusion of cross referencing. Mr. Kelly (whose title is unclear) references his request to Rule 14a-8(j) of the Securities and Exchange Act of 1934 as amended.

I submit to you that the Company failed to meet their primary responsibility under that rule. As detailed in the Companies position statement of December 5, 2002, the Company responded to my September 26, 2002 letter (Exhibit A, ref. 1) allegedly received on October 3, 2002. The first Company response (Exhibit B, ref 1) was dated November 8, 2002 resulting in a 36 day response time, 39 days to the dated receipt of delivery. Rule 14-8(f) Question 10 states "Within 14 calendar days of receiving your proposal, the Company MUST NOTIFY YOU IN WRITING of any procedural or eligibility deficiencies, as well as THE TIME FRAME FOR YOUR RESPONSE.

The Company failed to meet that 'must' requirement of 14 days by 25 days, 3 weeks and 4 days late. Additionally it did not provide a time frame for response, resulting in two failures to conform to the rule. They did succeed in a time delay killing tactic, nearly four additional weeks to respond to any alleged deficiencies were lost.

These two failures to comply with the rule terminates all further rights of exclusion based on the 'MUST" requirement in the rule.

If the staff were to find this rule of The Act to be invalid it would throw the validity of all rules, the entire act in jeopardy. If the Company is allowed to violate this rule, why cannot their alleged violations in the proposal be questioned for exception as a part of the rule? However that is not necessary as they lack merit, even if they were allowed to be presented had the Company not forfeited their right to challenge by the Companies failures to comply with the act.

I am not a trained attorney, however the English is quite simple and clear. Additionally I do not have the luxury of a bank of attorney's to pull up from the inter-net every case in history with a possibility of being related. Some of the referenced cases may in fact contain information contrary to the Company arguments. Certainly the staff will not have the time or resources to study each referenced case and weigh the relevance of the facts in those cases to this situation. Generalizations do not fulfill the burden of proof, which by rule is the responsibility of the Company.

The Company letter 'Procedural History" (ref. 1 pg. 2) fully documents their failure to act in accordance with the rule. The letter documents that it was 39 days from the Company receipt of the proposal and my receipt of their initial response.

The compliant proposal was received by the Company on November 26 (Exhibit C, ref. 1) a reasonable time (15 days) after the written notice of deficiency including mail transit time .

Individuals at the Company with questionable management decisions to protect used unfair delaying tactics to push this proposal out of the time frame for the 2003 shareholders meeting. Communication with the Board of Directors was purposely thwarted by the tactic of returning mail addressed to individual directors.

The 'Procedural History" does not reflect that copies of the proposal were mailed to each director of the Company with the proper headquarters address as defined by the 2001 Annual Report. Each letter to directors who were not employed in Sacramento was returned to me heavily marked in broad brush black ink stating that the employee was no longer employed at that facility, Sacramento.

At the same time that the updated proposal was mailed, I notified Corporate Headquarters that letters were being mailed to the Corporate address. I was told that the letters would be returned if the director was not employed in Sacramento. Each of six employees contacted in an attempt to reach a person of authority refused to give me the phone number of any officer in the Company. After seven calls I was able to speak to Mr. Greg Scott, legal counsel, who concurred that the letters should not be returned. He said he "would try" to have them properly forwarded.

In discussion of 'The Proposal' (ref. 1 pg. 2) the Company emphasizes the issue of changes to the benefit plans, ignoring that the Company has made changes to the plans in the form of reduced benefits much larger than the changes which are being challenged by the Company. The 2001 Annual Report shows that the Company liability for benefits was substantially reduced. Medical insurance premiums for 2003 have been increased 591%, which is essentially equivalent to the benefits paid in 2001, which will further reduce Company liability for benefits.

Some benefits were implicitly and explicitly promised to employees of Aerojet General at one time. The Company provides a deceitful and misleading quote from the proposal taken entirely out of context,(ref 1 pg. 2) " "to correct ---------- that no longer meet realities" The context of that statement was that the Company based earlier benefit changes on the analysis that HMO's could provide equivalent coverage at equivalent cost under the Company plan and the employee would lose nothing. If that argument is the basis for the change, should not the converse prevail when the conditions change (HMO's are no longer the panacea once predicted) so the plan should revert back to the prior plan, when the original premise is so far from the truth.

The Companies presentation "Reasons for Exclusion Of the Proposal" centers on added benefit to the proponent. It ignores the fact that this proposal in the end will benefit all shareholders. The Company argument explicitly recognizes that Rule 14a-8(i)(4) may involve a subjective determination as to intent, then attempts to dismiss that possibility by asserting that "the benefit to the Proponent is clear on the face of the proposal." It is not clear that this would be the primary benefit. On the contrary in the long run, shareholders will benefit. The Company is not fulfilling promises made in the past. Pension funding is being mismanaged (such as projecting 8 3/4% returns on investments, and using pension funds to cover non pension expenses as documented in the 2001 Annual Report).

The reputation of the Company as an honest, fair forthright organization will only enhance stock value in these times of suspicion and distrust. Publicity from the disclosure of questionable practices can have a major impact on stock value as demonstrated repeatedly in recent times. That is particularly true where Company use of pension funds puts the retirees at substantial risk.

The stockholders should be allowed to determine (send a message) as to the kind of perception they desire of the Company. It goes FAR BEYOND the small cost of the benefits in question. The Company should be anxious to make small compromises when it may avoid a major problem in the future.

Proliferation of lawsuits beyond the already extensive list will only tend to deflate stock / shareholder value. When the unscrupulous practices of recent years come to light and are publicly aired, the stockholders will certainly lose. Recent mishandling of asbestos related claims may be only the beginning as other "cluster" related health problems are revealed. Lack of adequate insurance and pension will only tend to drive those issues to the forefront as victims become financially destroyed. There are additional issues such as product quality and misleading real estate transactions that can adversely impact the stockholder. The rules limit the proxy statement to one issue and a word limitation, thereby precluding the introduction of other issues. Let the stockholders have a voice in the type of Company image desired, by sending a message via this one issue.

The Company includes the argument that this matter falls under normal business operations. That is the crux of the matter. When those normal business operations are mishandled, it is the stockholder who loses. Give the stockholders the opportunity to decide which direction the Company should go. Give management a message. Continued unethical and misleading actions will eventually diminish the Company and stockholder value.

Company arguments regarding state law are weak, particularly in regard to relevance. The Company writer simply states "It is in my view -------- is not a proper action by shareholders" No factual reasons are given, just take my opinion as law. One can assume that incorporation in the state of Ohio is for easier manipulation of Company dealings.

Argument 4 against the proxy statement is dishonest and repugnant. The Company asserts that there are false or misleading facts in the proposal is ridiculous and disgusting. Not a single example of an alleged false statement is cited. Again, the approach is just to distract from the issue.

The allegation that the proposal is vague is absurd, except to someone so low as to make the malicious allegations on behalf of the Company that are made on this subject. What is vague, false and misleading are the manipulations used by the Company to stay within the bounds of the law while stripping employee benefits and endangering pensions. Current estimates of 8 ¾ % returns on pension funds is completely unreasonable as it was in 2002 when the fund lost money and decreases in the pension dollar amounts to retirees dropped for the second year in a row. This is occurring while funds are being juggled, pulled and utilized for other purposes. Although the Company is called GenCorp, the benefit packages are titled Aerojet General. There is no accounting for how the funds are switched and juggled among various GenCorp plans. Yes, the writer is correct, pension plans are sophisticated in design and require detailed analysis. That is how the Company has avoided making contributions to the Aerojet General Pension Plan yet profited by the use of alleged over funding of the plan.

Arguments in this category remind me of a lesson my grandfather taught me over fifty years ago.

"Figures don't lie, but liars sure do figure."

In Mr. Wolfe.s initial response he suggested I attend a board of directors meeting without noting a time or place. I have asked numerous times and never received an answer. One example of a written request is in Exhibit D of reference1. Numerous times I have checked the events calendar on the GenCorp website, never have any activities been scheduled.

The Company claims they can exclude the proposal basing their arguments on irrelevancies and misstatements. All the while feeling immune to the rules they wish to invoke. The Company did not comply with the rules by responding properly and put capricious roadblocks in the way. The Company took what was a simple request for consideration and attacked it vigorously. Never did they suggest a reasonable discussion of the issues. Such a reactive response has led me to wonder if all the smoke generated, perhaps there is a fire somewhere. My experience is that the most common generator of smoke is fire.

Rule 14a-8(g) puts the burden on the Company to prove the proposal is excludable. Even if they had not forfeited their right to challenge the proposal, they have not provided the burden of proof that the proposal is excludable.

I can only request that you consider my issues with plain, simple everyday logic. It is my assumption that you probably as attorneys will be impressed by all the cases quoted without thoroughly studying them, accept the misstatements, nonconformance with rule 14a-8 and have compassion for the poor harassed Company, for it is they that have the resources to make your job more difficult, and God forbid anyone not taking the easiest path. I still marvel at the effort put into this issue by the Company without even an invitation to discuss it. Does that not seem strange?

Ironically, if you put aside their rule violations and concur with the Company it may lead to a broad investigation in another forum and possibly provide more justice.

Respectively submitted,

Lindsey Briggs

Cc: Robert A. Wolfe, Chairman of the Board, GenCorp Inc
Gregory Scott Kellam, General Counsel, GenCorp Inc.
Christopher M. Kelly, Jones, Day, Reavis & Pogue
Directors, GenCorp Inc. Board of Directors